UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60827/October 15, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13626

In the Matter of	:	
	:	
WARWICK INSURANCE MANAGERS, INC.,	:	ORDER MAKING FINDINGS AND
WATERMARC FOOD MANAGEMENT CO.,	:	REVOKING REGISTRATIONS BY
WELCOME HOME, INC.,	:	DEFAULT
WHITEHALL LIMITED, INC.,	:	
WORD-TRONICS CORP.,	:	
WORKSAFE INDUSTRIES, INC.,	:	
WORLD COMMERCE ONLINE, INC.,	:	
WORLDWIDE FILM FUNDING, INC.,	:	
WORLDWIDE WEB NETWORX CORP., and	:	
WULF INTERNATIONAL, LTD.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 25, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Division of Enforcement has provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by October 1, 2009. Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. No Answers have been received.

Since Respondents have not filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

Warwick Insurance Managers, Inc. (Warwick) (CIK No. 710849), is a New Jersey corporation located in Morristown, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Warwick is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993, which reported a loss of over $1 million for the year ended December 31, 1993.

Watermarc Food Management Co. (Watermarc) (CIK No. 884131) is a Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Watermarc is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 28, 1999, which reported a net loss of over $1.4 million for the prior thirteen weeks.

Welcome Home, Inc. (Welcome Home) (CIK No. 922817), is a Delaware corporation located in Wilmington, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Welcome Home is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 1, 2000, which reported a net loss of over $1.8 million for the prior three months.

Whitehall Limited, Inc. (Whitehall) (CIK No. 839848), is a dissolved Florida corporation located in Sarasota, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Whitehall is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended December 31, 2005.

Word-Tronics Corp. (Word-Tronics) (CIK No. 311268) is an inactive New York corporation located in Prospect Park, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Word-Tronics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1995, which reported a net loss of $160,575 for the prior nine months.

Worksafe Industries, Inc. (Worksafe) (CIK No. 31079), is a void New York corporation located in Huntington Station, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Worksafe is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $267,580 for the prior three months.

World Commerce Online, Inc. (World Commerce) (CIK No. 1064133), is a delinquent Delaware corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). World Commerce is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of over $13 million for the prior three months. On August 20, 2001, World Commerce filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, and the case was terminated on May 8, 2002.

Worldwide Film Funding, Inc. (Worldwide Film) (CIK No. 1259877), is a dissolved Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Worldwide Film is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on September 18, 2003, which reported a net loss of $108,153 from inception on July 24, 2003, to August 15, 2003.

Worldwide Web Networx Corp. (Worldwide Web) (CIK No. 1064525) is a void Delaware corporation located in King of Prussia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Worldwide Web is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001.

Wulf International, Ltd. (Wulf) (CIK No. 108633), is a delinquent Colorado corporation located in Fort Worth, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wulf is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2002, which reported a net loss of over $1.5 million for the prior twelve months.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of the Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Warwick Insurance Managers, Inc., Watermarc Food Management Co., Welcome Home, Inc., Whitehall Limited, Inc., Word-Tronics Corp., Worksafe Industries, Inc., World Commerce Online, Inc., Worldwide Film Funding, Inc., Worldwide Web Networx Corp., and Wulf International, Ltd., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge